

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Michael P. Ure
President and Chief Executive Officer
Western Midstream Partners, LP
9950 Woodloch Forest Drive, Suite 2800
The Woodlands, Texas 77380

> **Re: Western Midstream Partners, LP and**
> **Western Midstream Operating, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File Nos. 001-35753 and 001-34046**

Dear Mr. Ure:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP financial measures, page 72

1. We note you present Adjusted Gross Margin as a non-GAAP measure and that you reconcile this measure to operating income at page 73. Please revise to reconcile to a fully loaded GAAP gross profit or tell us why you believe operating income is the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa, Branch Chief at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation